Exhibit 99.5

Lorus Therapeutics Presents Preclinical Data on LOR-253 at

American Association for Cancer Research Annual Meeting 2014

TORONTO, CANADA - April 8, 2014 - Lorus Therapeutics Inc. (TSX: LOR) today announced the presentation of preclinical data for LOR-253, the company’s lead anti-cancer agent, at the American Association for Cancer Research (AACR) Annual Meeting 2014 in San Diego, CA. Lorus researchers demonstrated the ability of LOR-253 to induce cell death, or apoptosis, in blood cancer cell lines, including Acute Myeloid Leukemia (AML) cells, in vitro and concluded that the studies support further evaluation of LOR-253 as a potential therapy for AML and other hematologic cancers.

LOR-253 is a clinical-stage, small molecule therapeutic that acts through induction of the innate tumor suppressor Krüppel-like factor 4 (KLF4). Lorus is currently pursuing the clinical development of LOR-253 in AML based on recent research that has implicated up-regulation of various transcription factors, including CDX2, as a causative gene in the development or progression of leukemic disease. The CDX2 protein has been shown to silence the KLF4 tumor suppressor gene, which is reported to be a critical oncogenic event in AML.

Today, Dr. Yoon Lee, Lorus’ Senior Vice President of Research, presented data demonstrating that LOR-253 exerts anti-proliferative activity against various human leukemia and lymphoma cell lines in vitro with low nM IC50 potency. Further, LOR-253 induces KLF4 mRNA expression in AML cells, resulting in an increase in the expression of p21, a cyclin-dependent kinase inhibitor that is transcriptionally regulated by KLF4. Consistent with these results, LOR-253 was found to induce cell cycle arrest and apoptosis, demonstrating that LOR-253 acted through its intended mechanism of action to kill AML cell lines. LOR-253 also showed strong anti-cancer synergy when used in combination with conventional chemotherapeutics (e.g., daunorubicin, azacitidine, decitabine and cytarabine) used to treat patients with certain hematologic malignancies. With the potential to reactivate the silenced KLF4 gene and induce apoptosis in AML, LOR-253 may offer an important new approach for the treatment of AML and possibly other hematologic malignancies.

Studies are underway to further characterize the pathway that mediates KLF4 induction by LOR-253, to characterize the effects of LOR-253 in combination with approved chemotherapies for AML, and to assess the efficacy of LOR-253 in animal models of AML. In a prior single-agent Phase I clinical study, LOR-253 demonstrated antitumor activity and a robust safety profile in patients with solid tumors. A dose-escalating Phase 1b trial, evaluating safety and efficacy as a monotherapy in AML, MDS and other hematologic malignancies, is anticipated to begin during the summer of 2014.

About Lorus

Lorus is a clinical-stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of doublet or possibly triplet therapies. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and US securities laws. Such statements include, but are not limited to, statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

For further information, please contact:

Lorus Therapeutics

Greg Chow, Chief Financial Officer

416-798-1200

gchow@lorusthera.com

BCC Partners

Karen L. Bergman or Susan Pietropaolo

650-575-1509 or 845-638-6290

kbergman@bccpartners.com or spietropaolo@bccpartners.com